Exhibit 99.1
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[LOGO]  PUBLICIS GROUPE S.A.



PRESS RELEASE

CONTACTS AT PUBLICIS GROUPE SA:
PIERRE BENAICH, INVESTOR RELATIONS              +33 1 4443 6500
EVE MAGNANT, CORPORATE COMMUNICATIONS           +33 1 4443 7025

O     PUBLICIS FIRST QUARTER REVENUES SURGE 57% TO 905 MILLION EUROS;

O     NEW BUSINESS WINS APPROACH ONE BILLION EUROS;

O     GROUP SEES ENCOURAGING SIGNS

PARIS, MAY 13, 2003 - PUBLICIS GROUPE SA, THE WORLD'S FOURTH-LARGEST ADVERTISING AND COMMUNICATIONS ORGANIZATION, REPORTED STRONG FIRST-QUARTER REVENUES AND RECORD NEW BUSINESS WINS AND SAID IT SAW SOME ENCOURAGING SIGNS IN THE EVOLUTION OF THE MARKET.

Consolidated revenues for the first three months for Publicis Groupe SA reached 905 million euros, up 57% compared to the prior year level of 576 million euros. The strong growth is due to the consolidation of the agencies of the former Bcom3 group which was acquired by Publicis at the end of September 2002.

The first quarter also was marked by the significant appreciation of the euro compared to several other currencies, and in particular the U.S. dollar and the UK sterling pound. The negative translation impact on exchange amounted to 143 million euros, of which 104 million euros were due to the dollar's decline alone.

On a constant basis, revenues were only slightly lower than the prior year, a decrease of 1.2%, reflecting a relative improvement in business compared to recent periods. Business in the U.S. stood firm although some advertisers held back on investments because of the Iraq conflict.

On the other hand, several European markets, including Germany, the Netherlands, Spain and Italy, as well as Brazil, remained soft spots.

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 MAURICE LEVY, Chairman & CEO of Publicis Groupe SA, said:


"DESPITE FIRST QUARTER VISIBILITY OBSCURED BY THE UNCERTAINTIES CAUSED BY THE WAR IN IRAQ, SOME ENCOURAGING SIGNS WERE SIGHTED IN THE FIRST THREE MONTHS OF THIS YEAR. THIS INCLUDED CONFIRMATION OF SOME POSITIVE SIGNS IN THE U.S. ADVERTISING MARKET WHICH WERE DETECTED IN THE FINAL QUARTER OF LAST YEAR, AS WELL AS VERY ENCOURAGING GROWTH IN THE ASIA-PACIFIC REGION. DEPRESSED MARKETS IN SEVERAL EUROPEAN COUNTRIES, HOWEVER, MEAN THAT THE GLOBAL MARKET IS SLIGHTLY DOWN".

"PUBLICIS' ACTIVITY GENERALLY FOLLOWED THIS TREND, ALTHOUGH THE FIRST QUARTER FEATURED THE BEST ORGANIC GROWTH SINCE THE FOURTH QUARTER OF 2001. ESPECIALLY ENCOURAGING IS THAT PUBLICIS IS SCORING EXCEPTIONAL NEW BUSINESS SUCCESSES ; DURING THE FIRST QUARTER OF THIS YEAR, WE WON NEARLY ONE BILLION EUROS OF NEW ACCOUNTS, WHICH SHOULD ASSURE THE PERFORMANCE WE EXPECT IN THE SECOND HALF OF THIS YEAR AND MAKE UP FOR POSSIBLE CONTINUED WEAKNESS IN THE EUROPEAN MARKETS AND FOR POSSIBLE CONSEQUENCES OF THE SARS EPIDEMIC IN CHINA."

"THE INTEGRATION OF BCOM3 IS MOVING AHEAD SATISFACTORILY AND THE IMPORTANT IMPROVEMENT IN MARGINS (WITH AN OBJECTIVE OF A 15% OPERATING MARGIN IN THE SECOND HALF OF 2003) REMAINS OUR ABSOLUTE PRIORITY. WE ARE ADVANCING IN LINE WITH PLAN ON BOTH OF THESE OBJECTIVES. THE INTEGRATION OF D'ARCY IS BEING IMPLEMENTED AT THE PACE WE HAVE CHOSEN TO LIMIT RISKS OF ACCOUNT LOSSES."

REVENUES BY GEOGRAPHY:

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                       IN MILLION               GROWTH
                          EUROS         ORGANIC        TOTAL
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Europe                    348           -5.2%          +38.6%
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North America             427           -0.8%          +64.2%
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Asia-Pacific               82           +11.1%         +105%
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Latin America              32           +3.7%          +88.2%
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Other regions              16           +12.5%         +100%
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TOTAL                     905         - 1.2 %          +57.1%
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BILLINGS :


Billings for Publicis Groupe SA at the end of March, 2003, reached 7.46 billion euros, an increase of 60.5% compared with 4.65 billion for the same period last year. This growth is due to the integration of activities of the former Bcom3 group. Although the strong development of media

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counsel and buying agencies' activities in the group, as well as the integration of Starcom MediaVest Group, make this figure less significant than in the past, it nevertheless remains a useful indicator of group activity.

NEW BUSINESS :

Publicis Groupe SA saw its incoming net new business during three months leap to total 950 million euros, a record for the group through its various agencies. This figure represents 620 million euros in advertising and specialized communications accounts and 330 million euros in media counsel and buying.

Among the notable new business won by Publicis Groupe agency networks:

PUBLICIS WORLDWIDE : Cadbury (chocolate confectionary) in several countries; Carrefour in China and in Japan; Wyeth in Austria; Allianz in the Czech Republic; Renault/YuLoon and Hey Song (drinks) in Taiwan; National Commercial Bank in Saudi Arabia; INPEV in Brazil and Airbus in Japan.

SAATCHI & SAATCHI WORLDWIDE : Wyeth in the U.S.; significant account extensions for Toyota/Lexus in the U.S. and in Europe; The Royal Bank of Scotland and e-Bookers in the U.K.; Enel in Italy; Dutch National Lottery in the Netherlands; and an extension of the European account for the Greek National Tourist Office.

LEO BURNETT WORLDWIDe: Gateway Computers' global account; Affinity in Europe; Visa International in Latin America; China Resources Group in China; Vitasoy in Hong Kong; IDBI Principal in India; Bardahl and Walmart/Suburbia in Mexico; Plasmon in Italy.

Other group advertising network new business gains:

o    Bahamas Ministry of Tourism by Fallon Worldwide,
o    Ruby Tuesday by Kaplan Thaler Group.

ZENITHOPTIMEDIA (media counsel and buying): Toyota Scion in the U.S.; Wyeth's global account; Indonesian Tourist Office and Focus in Germany; Sony in Asia and PZU insurance in Poland.

STARCOM MEDIAVEST GROUP (media counsel and buying): Visa
International and BellSouth across Latin America; Italtel, Bracco and Plasmon in Italy; HFC Bank and Admiral Insurance in the U.K. and Red Bull in Thailand.

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SAMS (specialized agencies and marketing services):

o Berlex/Campath, The Diabetes Consortium and Bertek/Asimia by Nelson Communications,

o Watson Pharmaceuticals/Oxytrol, AstraZeneca/Rhinocort, Pulmicort and Symbicort by the Medicus Group,

o    Pfizer/Aricept - Pfizer/Pharmacia/Xalatan by Manning, Selvage & Lee.

It should be noted that the trend of significant new business for the Groupe's agency networks continued strong in April and May to date. This included Publicis Worldwide's gain of Allied Domecq's global account for spirits, including advertising as well as other communications services, Starcom MediaVest Group's gain of the Gateway media account, and ZenithOptimedia's win of Miramax's media account.

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PUBLICIS GROUPE SA (Euronext Paris : 13057, NYSE : PUB) is the world's fourth largest communications group, according to AdAge's ranking of April, 2003 as well as world leader in media counsel and buying, according to RECMA's ranking of January 2003. Its activities span 109 countries on six continents.

Groupe activities cover advertising, marketing services, media counsel and buying, media sales and specialized communications. These include public relations, corporate and financial communications, multicultural and healthcare communications. Publicis Groupe SA's services are offered through three autonomous global advertising networks : Publicis Worldwide, Saatchi & Saatchi Worldwide, and Leo Burnett Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned, and two global brands in media counsel and buying, ZenithOptimedia and Starcom MediaVest Group.

WEB SITES: www.publicis.com AND www.finance.publicis.com